VISIONWAVE HOLDINGS CORP.

300 Delaware Avenue, Suite 210 #301

Wilmington DE 19801

March 21, 2025

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn: Aliya Ishmukhamedova

Re:	VisionWave Holdings, Inc.
Registration Statement on Form S-4/A Filed
February 27, 2025
File No. 333-284472

Dear Ms. Ishmukhamedova:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated March 13, 2025 (the “Comment Letter”) relating to the Registration Statement on Form S-4/A submitted February 27, 2025 (the “Registration Statement”) of VisionWave Holdings Inc. (the “VisionWave”).

For the Staff’s convenience, the Staffs’ comments have been stated below in their entirety, followed by the corresponding responses from the Company.

Amendment No. 1 to Registration Statement on Form S-4

Certain Defined Terms, page 14

1.	The definitions of Bannix Common Stock on page 14 and VisionWave Common Stock and VisionWave Preferred Stock on page 16 refer to a par value of $0.0001 per share. It appears the par value of these shares is $0.01 per share. Please revise or advise.

Response

We acknowledge the Staff’s comment and have reviewed the definitions of Bannix Common Stock on page 14 and VisionWave Common Stock and VisionWave Preferred Stock on page 16. The correct par value for Bannix Common Stock and VisionWave Common Stock is $0.01 per share and we have made the necessary revisions to ensure consistency throughout the filing.

Questions and Answers About the Business Combination and the Special Meeting What equity stake will the Company’s current Stockholders and Target Shareholders hold in VisionWave..., page 23

2.	We note from your response to prior comment 15 that you removed pro forma adjustment EE since the Securities Purchase Agreement is already included as a liability in Bannix’s financial statements. Considering this liability has been accrued and will be paid in cash at closing of the Business Combination, please explain how this transaction will impact your adjusted net tangible book value. Alternatively, revise to remove this adjustment from the calculation of the numerator.

Response

We acknowledge the Staff’s comment and clarify that since the Securities Purchase Agreement liability has already been accrued and included in Bannix’s net tangible book value, the corresponding pro forma adjustment (EE) is no longer necessary.

Accordingly, we have removed this adjustment from the calculation of the numerator in the adjusted net tangible book value per share. This ensures that the calculation properly reflects the financial position of the combined company without double-counting the impact of this accrued liability.

The updated table reflecting this change is located on page 26 of the filing.

What interests do the Sponsor and the Company’s officers and directors have in the Business

Combination? page 34

3.	You disclose here that approximately $2.84 million in certain costs and obligations will be deferred pursuant to various deferral agreements, including approximately $300,000 in estimated transaction costs. This differs from pro forma adjustment (C) on page 139 which reflects the deferral of only $197,000 in estimated transaction costs and results in total deferred costs and obligations of approximately $2.74 million. Please explain or revise your disclosures here and on pages 45, 50, 162, 195, and F-18. In addition, revise page 194 where you indicate the related party deferred obligations are payable within four months following the closing of the Business Combination as this differs from Exhibit 10.4 which indicates such amounts are payable no later than December 31, 2025.

Response

We acknowledge the Staff’s comment and have made the following revisions and clarifications to ensure consistency across the filing:

A.. Pro Forma Adjustment (C) on Page 139 – The SEC’s inquiry appears to arise from a misunderstanding regarding the presentation of deferred transaction costs. The total amount of transaction costs subject to deferment agreements is $300,000. However, as of December 31, 2024, $110,000 has already been paid, leaving only $190,000 to be deferred at closing, plus an additional $7,000 in accrued accounting costs.

• This explains why Adjustment (C) reflects $197,000 instead of $300,000, as it correctly accounts for the portion already paid.

• To resolve any potential confusion, we will update the disclosure within the proxy to explicitly state that $110,000 has already been paid, ensuring clarity that only $190,000 is deferred at closing.

• Additionally, all other deferred amounts related to related-party agreements and the EVIE agreement have been accurately reflected in the pro forma adjustments, in accordance with their respective agreements.

B. F-18 -We corrected the total deferred amount to reflect the full $2.84 million.

C. Page 50 -No changes were necessary, as this section only relates to Sponsor obligations, which were correctly presented.

D. Pages 36, 45 and 162 - These sections were reviewed and confirmed to be accurate, as they correctly describe the deferred amounts and their components. We added to the disclosure about the $300,000 legal that “As of December 31, 2024 the amount of $110,000 been paid, leaving only $190,000 to be deferred.”

E. Page 195 -We added the total deferred amounts for consistency across all disclosures. We added to the disclosure about the $300,000 legal that “As of December 31, 2024 the amount of $110,000 been paid, leaving only $190,000 to be deferred.”

F. Page 194 - We updated the repayment terms of the related party deferred obligations to reflect that these amounts are payable no later than December 31, 2025, as correctly stated in Exhibit 10.4, rather than within four months following the closing.

These revisions ensure that all deferred obligations, estimated transaction costs, and related party repayment terms are accurately reflected and consistent throughout the filing.

Unaudited Pro Forma Condensed Combined Financial Information, page 130

4.	Please revise the pro forma condensed combined statement of operations to reflect Bannix’s operations for the fiscal year-ended December 31, 2024, and revise your pro forma adjustments as necessary. Refer to Rule 11-02(c)(2) through (c)(4) of Regulation S-X.

Response

We acknowledge the Staff’s comment and have made the necessary revisions to the pro forma condensed combined statement of operations to incorporate Bannix’s financial results for the fiscal year ended December 31, 2024, which comply with Rule 11-02(c)(2) through (c)(4) of Regulation S-X.

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of

December 31, 2024, page 139

5.	We note the addition of pro forma adjustment (O), which reflects a draw on due to related parties to provide cash to pay amounts due under the maximum redemption scenario. Please revise to clarify which related party will be lending these funds and describe the terms of the loan, including repayment terms.

Response

We acknowledge the SEC’s request for additional clarification regarding pro forma adjustment (O) and the related party loan arrangement. We revised to include that:

The Sponsor will be providing the necessary funding to cover amounts due under the maximum redemption scenario. This funding will be added to the existing deferred balances owed to the Sponsor. The loan will bear no interest. The repayment deadline is no later than December 31, 2025.

The funding is being provided as part of the Sponsor’s continued financial support for the Business Combination.

Business of Target, page 166

6.	We note your revised disclosures both here and on page 99 where you refer to the acquisition of intellectual property from Tokenize which was valued at $30 million. Please revise to clarify that the final valuation was governed by a third-party valuation report or otherwise disclose how you determined the final valuation. Also, clarify that for accounting purposes, this acquisition was recorded at the transferor’s (Tokenize) historical cost such that a nominal amount is reflected in Target’s financial statements related to such transaction.

Response

We acknowledge the SEC’s request for further clarification regarding the valuation of intellectual property acquired from Tokenize and its accounting treatment.

Revised Disclosure (Pages 99 and 166):

The final valuation of the intellectual property acquired from Tokenize was determined through negotiation between the parties, which resulted in a final agreed valuation of $30 million. This valuation was $10.1 million lower than Tokenize’s internal third-party valuation, reflecting the mutually agreed-upon adjustments between the parties.

For accounting purposes, this acquisition was recorded at the historical cost of the transferor (Tokenize), meaning that only a nominal amount is reflected in Target’s financial statements in accordance with applicable accounting standards.

Note 1- Description of Organization and Business Operations

Proposed Business Combination - VisionWave Technologies, page F-14

7.	We note your reference here and on pages F-41 and F-70 in Target and VisionWave’s financial statements, respectively, to satisfying a minimum available cash condition. Based on your response to prior comment 34 in your response letter dated December 27, 2024, the business combination does not have a minimum cash condition requirement. Please revise or advise.

Response

We acknowledge the SEC’s comment and confirm that the business combination does not have a minimum cash condition requirement.

We have eliminated all references to a minimum available cash condition from the following pages: F-14, F-41 & F-70

Investment Company Act 1940, page F-20

8.	Please revise your disclosure regarding the potential safe harbor and to otherwise update for the guidance the SEC provided for SPACs to consider when analyzing their status under the Investment Company Act of 1940. See SEC Release No. 33-11265, Special Purpose Acquisition Companies, Shell Companies, and Projections, adopted on January 24, 2024. Please ensure any outdated disclosure is removed.

Response

We acknowledge the SEC’s comment and have revised the disclosure on page F-20 to comply with the guidance provided in SEC Release No. 33-11265, “Special Purpose Acquisition Companies, Shell Companies, and Projections,” adopted on January 24, 2024.

Specifically, we have:

A. Updated the discussion on the Investment Company Act to align with the SEC’s final rules and removed outdated references to the March 30, 2022, Proposed Rules regarding the “safe harbor” provisions.

B. Clarified that the Company has not engaged in investing, reinvesting, or trading in securities and does not hold itself out as an investment company.

C. Confirmed that all Trust Account funds are held in demand deposit accounts compliant with Rule 2a-7 under the Investment Company Act, ensuring that the Company is not engaged in securities trading.

D. Emphasized that the Company’s sole purpose is completing its Business Combination with VisionWave Technologies Inc., and it has no investment-related operations.

The revised disclosure now fully reflects the SEC’s final guidance, ensuring that the Company is clearly distinguished from an investment company and remains compliant with the Investment Company Act of 1940.

Note 12 - Subsequent Events, page F-33

9.	We note your revised disclosure in response to prior comment 21. Please revise to include disclosure addressing the March 2025 special meeting to obtain shareholder vote to extend the deadline of the Business Combination up to June 14, 2025. To the extent any shareholders elect to redeem in connection with the special meeting, ensure you include a quantified discussion of such redemptions and revise your disclosures throughout the filing accordingly.

Response

We acknowledge the SEC’s comment and provide the following response regarding the March 2025 special meeting:

A. Subsequent Events Scope (Page F-33) - As per prior SEC comment letters and established accounting principles, subsequent events disclosure covers events up to the date the auditor’s opinion was issued—which in this case is February 18, 2025. Since the special meeting occurred on March 7, 2025, it falls outside the scope of the subsequent events disclosure in Note 12 on Page F-33 and, therefore, is not included in that section.

B. Revisions Throughout the Filing - The filing has been revised throughout to include full disclosure of the March 7, 2025, special meeting.

VisionWave Technologies Inc.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Value of Acquired Securities, page F-45

10.	We note your response to prior comment 23. You state the disclosure that “VisionWave required additional funding for its ongoing operations, and the parties agreed that Tokenize would invest an additional 10 million AVAI shares” was not meant to convey an explicit intent to use AVAI shares as a liquid asset. Accordingly, please revise this disclosure, as well as the similarly worded disclosure on page 175 and elsewhere throughout where you discuss the AVAI transaction, to more clearly describe the true intent of this transaction as a “strategic partnership” as discussed in your response. Also, revise page 170 to disclose information about this strategic partnership with AVAI like you do your other strategic partnerships.

Response

We acknowledge the SEC’s comment and have revised the disclosures throughout the filing to more clearly convey that the AVAI transaction was structured as a strategic partnership rather than a liquidity event.

Clarifications to Pages F-45, F-43, 75, 170, and 175 - The disclosure now explicitly states that the AVAI transaction was not intended as a liquidity source but rather as a strategic collaboration focused on AVAI’s Avant-AI platform. We added to pages 75, 170, and 175 disclosures regarding the Avant shares: “To mitigate a potential situation, in attempts of forced sales, since February 2025, Target liquidate 264,112 AVAI shares until March 7, 2025 where then as it transferred the remaining 9,735,888 AVAI shares back to its transfer agent as a book entry as those shares are designated for sale per the Target intentions, but not liquidate. Target is in active in negotiation to sell the remaining AVAI shares in a fire sale.”

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-902-6567 if you have any questions or comments. Thank you.

Sincerely,

/s/ Douglas Davis

Douglas Davis, CEO

cc:	Stephen M. Fleming, Esq. Robert Yaspan, Esq.